Exhibit 99.1

Filings with the Taipei Exchange’s Market Observation Post System,

dated July 6, 2021

No:1

Subject: Announcement the Company's Board of Directors has resolved the postponed date of annual shareholders' meeting (Updated)

To which item it meets--article 4 paragraph xx:17

Date of events: 2021/07/05

Contents:

1. Date of the board of directors' resolution: 2021/07/05

2. General shareholders' meeting date: 2021/08/19

3. General shareholders' meeting time: 09:00 AM

4. General shareholders' meeting location: 7F, No. 3, Yuanqu St., Nangang Dist., Taipei

5. Regarding cause for convening the general shareholders' meeting, please refer to the material information of the company: 2021/03/30

6. Method of convening shareholders meeting (in person / in person or attendance by video conferencing): in person

7. Any other matters that need to be specified: Shareholders whose register of shareholders, which was scheduled to stop transfer at the 2021/6/29 shareholders' meeting, have the right to attend the shareholders' meeting.

No:2

Subject: The Board of the Company resolved to convene the first extraordinary general meeting of 2021 (Updated)

To which item it meets--article 4 paragraph xx:17

Date of events: 2021/07/05

Contents:

1. Date of the board of directors' resolution: 2021/07/05

2. Extraordinary shareholders' meeting date: 2021/08/20

3. Extraordinary shareholders' meeting location: 7F, No. 3, Yuanqu St., Nangang Dist., Taipei

4. Cause for convening the meeting I. Reported matters:

(1) Amendments to the Company’s 2020 and 2018 employee stock option grant and subscription plans

(2) Report of special committee for merger and acquisition

5. Cause for convening the meeting II. Acknowledged matters: None

6. Cause for convening the meeting III. Matters for Discussion:

(1) To approve share swap with Woods Investment Company, Ltd. and application for termination of TPEx trading according to Business Mergers and Acquisitions Act

(2) To approve cease the Company’s status as a public company

(3) To approve amendments to the Company’s article of incorporation

7. Cause for convening the meeting IV. Election matters: None

8. Cause for convening the meeting V. Other Proposals: None

9. Cause for convening the meeting VI. Extemporary Motions: None

10. Book closure starting date: 2021/07/22

11. Book closure ending date: 2021/08/20

12. Whether to announce proposal for profit distribution or loss off-setting in “Status of dividend distribution” section of MOPS: NA

13. Please explain the reason for not announcing proposal for profit distribution or loss off-setting: NA

14. Any other matters that need to be specified: None